SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of LMP Capital and Income Fund Inc.
was held on
March 20, 2015, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors


Nominees
Votes For
VotesWithheld
Robert D. Agdern
16,120,962
283,507
Carol L. Colman
16,105,687
298,782
Daniel P. Cronin
16,111,305
293,164
Paolo M. Cucchi
16,078,239
326,230

At May 31, 2015, in addition to Robert D. Agdern, Carol L. Colman, Daniel
P. Cronin and Paolo M. Cucchi, the other Directors of the Fund were as follows:

Kenneth D. Fuller
Leslie H. Gelb
William R. Hutchinson
Eileen A. Kamerick
Riordan Roett